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ngreene@shearman.com	August 24, 2015
(212) 848-4668

Via Email

Sally Samuel
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Response to your August 20, 2015 comments to First Eagle Variable Funds Proxy Statement

Dear Sally:

This letter responds to the comments you provided us by telephone on August 20, 2015 to the First Eagle Variable Funds Preliminary Proxy Statement filed on August 14, 2015 (the “Trust” and the “Proxy Statement”, respectively).  Below, we identify each of your comments and offer our responses.  Capitalized terms used but not defined have the meaning ascribed to them in the Proxy Statement.

COMMENT 1:  You asked that the Fund provide the so-called “Tandy representations.”

RESPONSE:  Understood, please see the end of this letter.

COMMENT 2: You commented that we should complete all missing dates and data.

RESPONSE:  Understood, will do so.

COMMENT 3: You commented that we should include information about internet availability of the Proxy Statement (regardless of whether the Proxy Statement will be mailed to shareholders).

RESPONSE:  Understood, will do so.

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COMMENT 4: You commented that we should reconsider whether information currently in the appendices could be incorporated into the body of the Proxy Statement and requested an explanation for each use of an appendix.

RESPONSE:  Understood, will reorganize accordingly. Information in appendices E and F will be moved to the body.  In our experience, inclusion of the remaining information in appendices is customary and results in a cleaner presentation for shareholders.

COMMENT 5: You asked that we expand the discussion of proportional voting.

RESPONSE:  Understood, and while we believe the level of detail is customary as-is, will do so.

COMMENT 6: You commented that we should explain what would happen to the advisory agreement if the Fund does not approve the new agreement.

RESPONSE:  Understood.  It is anticipated that approval will be diligently sought and ultimately obtained from all Funds in the First Eagle Funds and First Eagle Variable Funds complex.  That said, we will add language generally to the effect that:

If the shareholders of the Fund do not approve the New Advisory Agreement and the Transaction is consummated, the Trustees, in consultation with the Adviser, will consider what further action to take consistent with their fiduciary duties to the Fund. Such action will initially include obtaining for the Fund interim investment advisory services from the Adviser (at no more than the current fee rate for up to 150 days following the Transaction). In the event the Transaction is not consummated, the Adviser will continue to serve as investment adviser to the Fund pursuant to the terms of the Existing Advisory.

COMMENT 7: You commented that we should give the ages of the Trustees instead of their year of birth in the Trustee tables.

RESPONSE:  Understood, will do so.

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The First Eagle Variable Funds, hereinafter (the “Fund”), hereby acknowledge that the filing of our definitive Proxy Statement does not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, the Fund acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting, or otherwise acting, on the Proxy Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the same.  The Fund further acknowledges that it may not assert such review and comment as a defense in any proceeding initiated by the Commission and/or any person under the federal securities laws of the United States

I am at (212) 848-4668 should any of these responses require further discussion.

Very truly yours,

Nathan Greene
(as attorney for the Funds)

cc:                                Mark Goldstein (First Eagle)
Suzan Afifi (First Eagle)
Sheelyn Michael (First Eagle)
Carl Frischling (counsel to the Independent Trustees)

Aviva Grossman (counsel to the Independent Trustees)